UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

GRUPO AEROPORTUARIO DEL PACIFICO ANNOUNCES THE SUBSTITUTION
OF CREDIT AGREEMENTS FOR SOME OF ITS AIRPORTS

Guadalajara, Jalisco, Mexico, December 13, 2012 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announced that, in-line with the Company’s debt strategy, effective December 5, 2012, GAP received the first disbursement of a line of credit for the Guadalajara, Los Cabos, Puerto Vallarta, Hermosillo and Guanajuato airports for a total of Ps. 287.8 million, established with BBVA BANCOMER, with the objective of reducing the Company’s long-term financing cost by lowering the interest rate differentials by 15 basis points.

The main objective of the above-mentioned line of credit is to prepay, without penalty, the debt contracted with Banco Nacional de México (BANAMEX) during 2011, thereby reducing the interest rate, exclusively for debt contracted during 2011, from a differential of 135 basis points above the 91-day TIIE to a differential of 120 basis points above the same TIIE rate.

The line of credit for each airport, as well as the disbursement dates (that correspond to the disbursement dates of the 2011 credit agreement) are as follows:

(amounts are in millions of pesos)

For more information please visit www.aeropuertosgap.com.mx or contact:

In Mexico	In the U.S.

Miguel Aliaga, Investor Relations Officer	Maria Barona / Peter Majeski
Rodrigo Guzmán, Chief Financial Officer
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 52 (33) 38801100	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.com

Follow us on Twitter for IR updates:  http://twitter.com/aeropuertosGAP

The most important terms of the credit contracts are the following:
Interest Rate	91-day Tasa de Interés Interbancaria de Equilibrio (TIIE) plus 120 basis points
Interest Payment Period	Quarterly

Amortization of principal and Interest payments	Twenty-eight (28) equal and consecutive quarterly payments, beginning three (3) months after each disbursement
Maturity of each disbursement	7 years after each disbursement

Structuring Commission	0.15% payable upon each disbursement and for the value of each disbursement

Guarantees	Without actual guarantees other than cross guarantees between the airports obtaining funding, mentioned above

It is worth mentioning that, at the close of 3Q12, the remaining balance for funding obtained during the 2007-2012 period from financial institutions for capital investments committed pursuant to the Master Development Programs for the Company’s airports that obtained funding was Ps. 2,064.93 million. The Company has made timely capital and interest payments on all of these loans as well as for all of the other committed obligations of the Company.

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01-800-563-0047. The web site is http://www.lineadenuncia.org/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: December 13, 2012